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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Klayko, Michael		4/18/03
	1745 Technology Drive (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Brocade Communications Systems, Inc BRCD		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	San Jose, CA 95110 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		Vice President and General Manager, Silkworm Fabric Application Platform
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		165,395		I		By Trust (1)

	Common Stock		733,512		I		By Partnership (2)

	Common Stock		30,889		I		By Son (3)

	Common Stock		22,889		I		By Daughter (4)

	Common Stock		22,889		I		By Daughter 2 (5)

	Common Stock		22,889		I		By Daughter 3 (6)

	Total Beneficial Ownership		998,463

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Non-Qualified Stock Option (right to buy)		(7)	1/27/2013		Common Stock	250,000		$4.55		D

	Non-Qualified Stock Option (right to buy)		(8)	1/27/2013		Common Stock	213,781		$4.55		D

	Total Beneficial Ownership						463,781

Explanation of Responses:

(1) Shares held by the Klayko Living Trust, over which the Reporting Person and his spouse exercise investment and voting control.

(2) Shares held by Genesis Management Investments Limited Partnership, over which the Reporting Person and his spouse exercise investment and voting control.

(3) Shares held by Reporting Person's son, as to which Reporting Person disclaims beneficial ownership.

(4) Shares held by Reporting Person's daughter, as to which Reporting Person disclaims beneficial ownership.

(5) Shares held by Reporting Person's daughter.

(6) Shares held by Reporting Person's daughter.

(7) 62,500 options are exercisable on 1/27/2004. The remaining 187,500 options vest monthly from 1/27/2004 through 1/27/2007.

(8) 53,446 options are exercisable on 7/27/2003. The remaining 160,335 options vest monthly from 7/27/2003 through 1/27/2005.

/s/ Robert D. Bossi	April 28, 2003
**Signature of Reporting Person By: Robert D. Bossi For: Michael Klayko	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

LIMITED POWER OF ATTORNEY – SECURITIES LAW COMPLIANCE

     The undersigned, as an officer or director of Brocade Communications Systems, Inc. (the “Corporation”), hereby constitutes and appoints Robert Bossi and Antonio Canova, the undersigned’s true and lawful attorney-in-fact and agent to complete and execute such Forms 144, Forms 3, 4 and 5 and other forms as such attorney shall in his or her discretion determine to be required or advisable pursuant to Rule 144 promulgated under the Securities Act of 1933 (as amended), Section 16 of the Securities Exchange Act of 1934 (as amended) and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned’s ownership, acquisition or disposition of securities of the Corporation, and to do all acts necessary in order to file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Corporation and such other person or agency as the attorney shall deem appropriate. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents shall do or cause to be done by virtue hereof.

     This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Corporation unless earlier revoked by the undersigned in a writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHERE OF, the undersigned has hereunto set his or her name this 18th day of April 2003.

/s/ Michael Klayko Signature

Michael Klayko

Dated:	April 18, 2003

Witness:

/s/ Nancy Blair Signature

Nancy Blair Type or Print Name

Dated:	April 18, 2003